

November 14, 2016

Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14th floor - Suite 142
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil

  Re: CPFL Energia S.A.
    Form 20-F for the fiscal year ended December 31, 2015
    Filed April 15, 2016
    Form 6-K filed August 12, 2016
    File No. 001-32297

Dear Mr. Estrella:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Notes to the Financial Statements

(3) Summary of Significant Accounting Policies

3.14 Sector financial asset and liability, page F-16

1. We note your disclosure on page 77 that you recognized R$2.5 billion of revenues during fiscal 2015 related to Sector Financial Assets and Liabilities, which "reflects timing differences between our budgeted costs included in the tariff…and those actually incurred while it is in effect." Please explain to us in sufficient detail how you account for the costs and revenues associated with Sector Financial Assets and Liabilities. In doing so, summarize the journal entries you record related to this program, including entries recorded for incurrence of recoverable costs, establishment and mark-to-market of the financial asset, and

revenue recognition. An illustrative example would assist in our review. Ensure that you clearly explain the timing of when costs are expensed and when revenues are recognized and describe how your revenue recognition policy complies with IAS 18. If revenues are generally recognized in periods prior to billing customers, explain to us the amount of time that typically passes between revenue recognition and cash collection.

(11) Concession Financial Asset, page F-29

2. Please address the following items regarding the fiscal 2015 rollforward of your concession financial asset:

- Tell us why you reclassified R$537 million from the concession financial asset to intangible assets. Cite the authoritative IFRS guidance you used in determining your accounting treatment.

- We note that you recorded a R$414.8 million gain for the adjustment of expected cash flows associated with your Distribution concessions. Tell us why there was such a significant increase in the expected cash flows of your concessions.

Form 6-K filed August 12, 2016

3. We note that you present several non-GAAP measures throughout your release of 2Q16 results. Please tell us how you complied with the guidance in Items 100(a) and (b) of Regulation G, particularly as it pertains to your presentation of proportional consolidation measures that reflect your equivalent stake in each generation project. If you do not believe Regulation G applies to your filings, please tell us the reasons for your determination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products